Nicole C. Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

November 5, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Priscilla Dao, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Claire DeLabar, Senior Staff Accountant

Re:	Braze, Inc.

Registration Statement on Form S-1

Filed October 22, 2021

File No. 333-260428

CIK: 0001676238

Ladies and Gentlemen:

On behalf of Braze, Inc. (the “Company”), we are providing this letter in response to a comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 1, 2021 with respect to the Company’s Registration Statement on Form S-1 (File No. 333-260428) (the “Registration Statement”), as filed with the Staff on October 22, 2021. Set forth below are the Company’s responses to the Comment. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned, as noted below, rather than rely on the U.S. mail for such notice.

United States Securities and Exchange Commission

November 5, 2021

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock Compensation and Common Stock Valuations, page 86

1.

Tell us how you determined the fair value of your outstanding stock options and restricted stock units issued as compensation subsequent to January 31, 2021, and for any stock incentives granted through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each type of stock incentive:

•	the grant dates;

•	the grantees;

•	vesting terms;

•	estimated fair value of the stock incentives;

•	the total amount of compensation cost; and

•	the amount recognized as expense.

Preliminary IPO Price Range

The Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed initial public offering (the “Offering”) of between $[***] and $[***] per share (the “Preliminary Price Range”), with an estimated midpoint of $[***] per share.

The Preliminary Price Range has been determined based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters on the Offering, including discussions at a meeting on November 3, 2021 among the Company’s Board of Directors (the “Board”), senior management of the Company and the lead underwriters of the Offering.

Equity Grants

A summary of the Company’s stock option grants and the associated valuations subsequent to January 31, 2021 through the date of this letter are below:

Grant Date	Grantees	Number of Options Granted	Fair Value per Common Share – Financial Reporting Purposes	Total Compensation Expense	Total Amount Recognized as Expense (through 7/31/21)
April 6, 2021	Employees	201,716	$[***]	$[***] million	$[***] million
April 20, 2021	Employees and Executive Officers	2,915,000	$[***]	$[***] million	$[***] million
June 7, 2021	Employees	3,800	$[***]	$[***] million	< $[***] million

United States Securities and Exchange Commission

November 5, 2021

The Company’s stock options generally have a contractual term of 10 years and vest over a four-year period, some vesting on a monthly basis and others vesting 25% on the one-year anniversary of the date of grant and the remaining 75% vesting in equal monthly installments over the remaining three years thereafter.

A summary of the Company’s restricted stock unit (“RSU”) grants and the associated valuations subsequent to January 31, 2021 through the date of this letter are below:

Grant Date	Grantees	Number of RSUs Granted	Fair Value per Common Share –Financial Reporting Purposes			Total Compensation Expense
April 6, 2021	Employees	489,951	$	[	***]	$	[	***] million
June 7, 2021	Employees	255,204	$	[	***]	$	[	***] million
August 21, 2021	Employees, Board Members	501,727		Offering Price	*	$	[	***] million
October 8, 2021	Employees	265,827		Offering Price	*	$	[	***] million

* For purposes of financial reporting, the fair value per share of common stock is estimated to be $[***], which is the midpoint of the Preliminary Price Range.

The RSUs contain both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is satisfied over either a four-year or three-year period. Some RSUs vest on a quarterly basis and other RSUs have a one-year cliff vesting period with quarterly vesting thereafter. The performance-based vesting condition will be satisfied upon the occurrence of a qualifying liquidation event, which is defined as the earlier to occur of an initial public offering or an acquisition of the Company in connection with a change of control. Compensation expense related to the RSUs will not be recognized until the performance-based vesting condition is probable.

Historical Fair Value Determination and Methodology

Given the absence of an active market for the Company’s common stock, the Board was required to estimate the fair value of the common stock at the time of each stock option and RSU grant based upon several factors, including the Board’s consideration of input from management, taking into account independent third-party valuations. During fiscal 2022, the Company obtained contemporaneous independent third-party valuations on January 29, 2021, April 30, 2021 and July 30, 2021 (the “Valuation Reports”) to assess the estimated fair value of common stock for financial reporting purposes. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company applied a linear interpolation for the financial reporting value per share of common stock to estimate the fair value between each Valuation Report.

The estimated fair value of the Company’s business, or enterprise value, was determined for financial reporting purposes using a combination of the following methods and weighting each to derive an overall fair value per common share on each of January 29, 2021, April 30, 2021 and July 30, 2021 (collectively, the “Current Valuations”):

United States Securities and Exchange Commission

November 5, 2021

•

Guideline Public Company Method (“GPCM”) - The GPCM approach involves deriving valuation multiples based on various financial metrics from public companies with similar operational and economic characteristics and/or in a similar line of business (“peer group”). Specifically, the Company estimated its enterprise value by applying a market multiple for the peer group to a combination of its last twelve months of revenue and next twelve months of forecasted revenue. The resulting enterprise value was then allocated to each stock class using an Option Pricing Model (“OPM”). Under the OPM, equity interests are modeled as call options and the overall Company value is allocated to the various stock classes based on differences in liquidation preferences, participation rights, dividend policy and conversion rights. The call right is valued using a Black-Scholes option pricing model. In determining the estimated fair value of the Company’s common stock as of each grant date, and after determining the fair value of the common stock on a minority, marketable basis, a discount for lack of marketability (“DLOM”) was applied based on the theory that an owner of a minority common stock interest in a private company has limited opportunities to sell, or otherwise liquidate, the common stock and any such sale would involve significant transaction costs, thereby reducing the overall value. The DLOM applied took into account the anticipated likelihood and timing of a future liquidity event as well as an estimate of the Company’s volatility, derived primarily using the volatility of the Company’s peer group.

•

IPO approach (“IPO Approach”) - This approach focuses on the expected enterprise value based on an expected value upon an exit at a future date, discounted back to the applicable Valuation Report date based on the determined likelihood that such transaction would occur. The Company’s IPO Approach valuations were based on preliminary expectations from the underwriters of the Company’s overall enterprise value at the time of such valuations.

•	Subject Company Transaction Method (“SCTM”) - The SCTM involves deriving a company’s value based on relevant transactions in its own capital stock or indicators of value derived by [***].

Based on the Company’s stage of development, the Company probability-weighted the outcomes of the above scenarios to estimate the fair value per share of common stock at each of the valuation dates described below.

Valuation Reports

January 29, 2021 Valuation Report

The Company determined the fair value of its common stock as of January 29, 2021 (the “January Valuation Date”) was $[***] per share. The enterprise value was determined by weighting between the GCPM approach ([***]%, $[***] per share of common stock) and the SCTM approach ([***]%, $[***] per share of common stock). The Company applied a DLOM of [***]% under the GCPM approach. A DLOM was not applied under the SCTM approach. Because the Board had not yet determined it was in the best interest of the Company to pursue the Offering, it placed an [***]% weighting on the GCPM approach and did not utilize an IPO Approach in the January Valuation Report. The SCTM approach was principally based on indicators of value derived from [***].

United States Securities and Exchange Commission

November 5, 2021

April 30, 2021 Valuation Report

The Company determined the fair value of its common stock as of April 30, 2021 (the “April Valuation Date”) was $[***] per share. The enterprise value was determined by probability-weighting between the IPO Approach ([***]%, $[***] per share of common stock), the GCPM approach ([***]%, $[***] per share of common stock) and the SCTM approach ([***]%, $[***] per share of common stock). The Company applied a DLOM of [***]% under the IPO Approach and [***]% under the GCPM approach. A DLOM was not applied under the SCTM approach. This was the first valuation report where the Company included an IPO Approach. Between the January Valuation Date and the April Valuation Date, the Board had determined it was in the best interest of the Company to pursue the Offering. Accordingly, the Company weighted the IPO Approach more significantly than the other methods as part of the valuation. The SCTM approach was based on a secondary transaction in April 2021 whereby existing investors of the Company purchased 292,486 shares of common stock from certain employees of the Company in excess of the fair value of the common stock on the purchase date, as disclosed in the Registration Statement. The Company believed that it was appropriate to apply an insignificant weight to this transaction as part of the valuation due to the fact such transactions were historically infrequent for the Company, all participants were existing stockholders of the Company and the transaction involved an immaterial number of the Company’s shares. In addition, market multiples for the Company’s peer companies increased from the January Valuation Date to the April Valuation date, increasing the fair value per share of common stock under the GCPM approach.

July 30, 2021 Valuation Report

The Company determined the fair value of its common stock as of July 30, 2021 (the “July Valuation Date”) was $[***] per share. The enterprise value was determined by applying a probability-weighting between the IPO Approach ([***]%, $[***] per share of common stock), the GCPM approach ([***]%, $[***] per share of common stock) and the SCTM approach ([***]%, $[***] per share of common stock). The Company applied a DLOM of [***]% under the IPO Approach and [***]% under the GCPM approach. A DLOM was not applied under the SCTM approach. The Company did not alter the weighting of valuation methods from the April Valuation Date because, while the Company confidentially submitted its initial draft registration statement on Form S-1 for the Offering with the Staff in June 2021, it had already put significant weight on the IPO Approach in the April 30, 2021 valuation. The change in the fair value of common stock as compared to the April Valuation Date was a function of the passage of time and modest changes in the Company’s business during the second quarter of fiscal 2022.

Determination of Preliminary Price Range

As noted above, the Preliminary Price Range is between $[***] and $[***] per share. The Preliminary Price Range was determined based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters for the Offering, including discussions at a meeting on November 3, 2021 among the Board, senior management of the Company and the lead underwriters of the Offering. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their initial public offering; and (c) a current analysis of the public equity market by the lead underwriters for the Offering.

The primary factors that account for the increase of the Preliminary Price Range over the July 30, 2021 estimated fair value were:

•

Valuation Methodology - The valuation methodology applied to the Preliminary Price Range assumes a successful Offering in November 2021 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary Price Range effectively weighs a near-term Offering outcome at 100%. In addition, it assumes that a public market for the Company’s Class A common stock has been created, thereby excluding any

United States Securities and Exchange Commission

November 5, 2021

marketability or illiquidity discount for the Company’s common stock. In contrast, the July 30, 2021 Valuation Report, appropriately applied a weighting of [***]% toward an IPO scenario and a DLOM of [***]%, due to the possibility that the Company would not complete the Offering. Further, the July 30, 2021 Valuation Report utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the Offering.

Further, the holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary Price Range assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock upon the completion of the Offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation on the Company’s common stock.

Lastly, given the proximity to the completion of the Offering, the Preliminary Price Range assumes a successful Offering, which would provide the Company with (1) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (2) access to the public company debt and equity markets and (3) a “currency” to enable the Company to make strategic acquisitions as the Board may deem appropriate.

•

Market Dynamics—The valuation considerations for estimating the Preliminary Price Range were informed by current conditions in the U.S. equity markets, including a significant increase in the valuation multiples for recent initial public offerings of technology companies. In particular, over the past year, there have been a number of high-profile initial public offerings that have priced at the high-end of previously established ranges and/or that have seen significant increases in their stock prices following their IPOs. However, the Company’s Preliminary Price Range and pursuit of an Offering continue to be uncertain given the fluctuations of the U.S. equity markets in connection with macroeconomic and technology sector events.

Sensitivity Analysis

In addition, for purposes of illustration to the Staff, the Company performed a sensitivity analysis of its Current Valuations in light of the Preliminary Price Range. The Company reassessed the Current Valuations and applied a straight-line methodology to interpolate estimated fair values based on an assumed fair value of common stock of $[***] per share on the January Valuation Date to the midpoint of the Preliminary Price Range as of July 31, 2021 (the “Retrospective Assessment”). The Company has determined that the values resulting from this Retrospective Assessment are not quantitatively or qualitatively materially different from its prior valuations at the January Valuation Date, the April Valuation Date or the July Valuation Date. The Company estimates that the aggregate incremental amount of stock-based compensation expense for those awards issued during the six months ended July 31, 2021 as a result of the Retrospective Assessment is less than $[***]. As a result of this analysis, the Company has not elected to further reassess the fair values of the stock options or RSUs granted subsequent to January 2021 but on or before July 31, 2021. The Company believes the Retrospective Assessment validates the Current Valuations as evidenced by the immateriality of the sensitivity analysis. With regard to the RSU grants after July 31, 2021, the Company intends to utilize the Company’s actual Offering price to the public with respect to the fair value for these awards for financial reporting purposes. As a result, the Company has updated the Company’s subsequent events to its condensed consolidated financial statements in the Registration Statement to appropriately reflect the use of the Offering price, assumed as the midpoint of the Preliminary Price Range of $[***] per share.

United States Securities and Exchange Commission

November 5, 2021

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid. The Company also believes that the fair values determined by the Board for the common stock underlying each stock option and RSU grant are appropriate at each Current Valuation date and demonstrate the Board’s reasonable consideration of all relevant factors in determining fair value at each Current Valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the common stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its stock option and RSU grants made subsequent to January 31, 2021.

*    *     *

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comment.

United States Securities and Exchange Commission

November 5, 2021

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	William Magnuson, Braze, Inc.

Isabelle Winkles, Braze, Inc.

Susan Wiseman, Braze, Inc.

Jodie Bourdet, Cooley LLP

Peter Byrne, Cooley LLP

John Ericson, Simpson Thacher & Bartlett LLP